SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Navient Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63938C108

(CUSIP Number)

Canyon Partners, LLC

2000 Avenue of the Stars, 11th Floor

Los Angeles, CA 90067

(310) 272-1000

Attention: Jonathan M. Kaplan

with a copy to:

Alan J. Sinsheimer

C. Andrew Gerlach

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63938C108		SCHEDULE 13D/A

1	Name of Reporting Person Canyon Capital Advisors LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IA

CUSIP No. 63938C108		SCHEDULE 13D/A

1	Name of Reporting Person Mitchell R. Julis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. 63938C108		SCHEDULE 13D/A

1	Name of Reporting Person Joshua S. Friedman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person IN

CUSIP No. 63938C108	SCHEDULE 13D/A

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned on April 4, 2018, as amended prior to the date of Amendment No. 7 (as so amended, the “Original Schedule 13D”). This Amendment No. 7 amends the Original Schedule 13D as specifically set forth herein (as so amended, the “Schedule 13D”).  This Amendment No. 7 constitutes the final amendment to the Schedule 13D and an exit filing for the Reporting Persons, who no longer have beneficial ownership of any shares of Common Stock.

Item 4.                            Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. On January 27, 2020 CCA, on behalf of the Accounts, agreed to sell to the Issuer all Common Stock they owned.  As a result of that sale, the Reporting Persons no longer have beneficial ownership of any shares of Common Stock.  The Reporting Persons have no current plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

Item 5.                            Interest in Securities of the Issuer

Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

(a)                                                    The Reporting Persons no longer have beneficial ownership of any shares of Common Stock.

Item 5(c) of the Original Schedule 13D is hereby amended and restated as follows:

(c)                                                     Except as set forth on Schedule A attached hereto, there have been no transactions in the shares of Common Stock effected during the 60 days on or prior to the date of this Amendment No. 7 by any of the Reporting Persons.

Item 5(d) of the Original Schedule 13D is hereby amended and restated as follows:

(d)                                                    Not applicable.

Item 5(e) of the Original Schedule 13D is hereby amended and restated as follows:

(e)                                                     As a result of the January 27, 2020 sale listed in Schedule A attached hereto, the Reporting Persons ceased to be the beneficial owners of any shares of Common Stock and, consequently, ceased to be the beneficial owners of more than five percent (5%) of the Common Stock of the Issuer.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

On January 27, 2020, CCA, on behalf of the Accounts, and the Issuer entered into a Stock Repurchase Agreement to execute the January 27, 2020 sale listed in Schedule A attached hereto.  The Stock Repurchase Agreement is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7.                            Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

99.2                        Stock Repurchase Agreement, dated as of January 27, 2020, by and among CCA, on behalf of the Accounts, and the Issuer.

CUSIP No. 63938C108	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 28, 2020

CANYON CAPITAL ADVISORS LLC

/s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

/s/ Mitchell R. Julis
MITCHELL R. JULIS

/s/ Joshua S. Friedman
JOSHUA S. FRIEDMAN

CUSIP No. 63938C108	SCHEDULE 13D/A

SCHEDULE A

Transactions in the Common Stock of the Issuer During the Last 60 Days

The following table sets forth all the transactions in the Common Stock effected during the 60 days on or prior to the date of Amendment No. 7 by the Reporting Persons.  Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Sold	Price per Share ($)
December 4, 2019	6,000	$14.10
December 11, 2019	6,000	$13.75
December 18, 2019	6,100	$14.16
January 27, 2020	20,346,464	$14.77	(1)

(1)  Effected in a sale directly to the Issuer.